FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated December 10, 2001 announcing STMicroelectronics Holding II B.V.'s launch of a private placement of 60 million of the Company's Common Shares on joint behalf of Finmeccanica and France Telecom, and France Telecom's offering of notes exchangeable into between 22 million and 26 million underlying STMicroelectronics N.V. Common Shares.

PAGE>


For Immediate Release

STMICROELECTRONICS AND FRANCE TELECOM ANNOUNCE THE LAUNCH OF PRIVATE PLACEMENT OF 60 MILLION OF STMICROELECTRONICS N.V. COMMON SHARES ON JOINT BEHALF OF FINMECCANICA AND FRANCE TELECOM

OFFERING BY FRANCE TELECOM OF NOTES EXCHANGEABLE INTO BETWEEN 22 MILLION AND 26 MILLION UNDERLYING STMICROELECTRONICS N.V. COMMON SHARES

Geneva, Switzerland; Paris, France. December 10, 2001 - STMicroelectronics N.V. (the "Company") announced that its principal shareholder, STMicroelectronics Holding II B.V., is launching a private placement with institutional investors of 60 million of the Company's Common Shares (the "Share Offering"), on joint behalf of Finmeccanica and France Telecom. STMicroelectronics Holding II B.V. has granted to the Managers of the Share Offering an option for 30 days to purchase an additional amount of up to 9 million shares solely to cover over-allotments.

Concurrently with the Share Offering, France Telecom announced the offering of between approximately EUR 1.1 billion to 1.5 billion of notes (the "Notes") exchangeable into between 22 million and 26 million existing underlying common shares of STMicroelectronics on or after January 2, 2004 (the "Notes Offering"). France Telecom has granted to the Managers of the Notes Offering an option until the closing to purchase up to an additional 15% aggregate principal amount of Notes.

STMicroelectronics Holding II B.V. and the other indirect shareholders have agreed, subject to certain exceptions, not to sell any further shares of the Company for a period of 180 days. The Company has agreed, subject to certain exceptions, not to sell any further shares for a period of 90 days.

STMicroelectronics' principal shareholder is a wholly owned subsidiary of STMicroelectronics Holding N.V. ("ST Holding"), which is indirectly owned 50% by FT1CI (a company consisting of two French shareholders, Areva and France Telecom), and 50% by Finmeccanica, the largest aerospace and defense company in Italy.

In the context of the offering, the direct and indirect shareholders have agreed to restructure their holdings with respect to the Company's Common Shares.


                                      * * *


France Telecom Press Relations
Nilou du Castel
Head of Press Office
Tel:  + 33 (0)1 44-44-93-93
e-mail:  nilou.ducastel@francetelecom.com

STMicroelectronics
Media Relations
Maria Grazia Prestini
Director, Corporate Media Relations
Tel:  + 41 22 929 6945
E-mail:  mariagrazia.prestini@st.com

Investor Relations
Benoit de Leusse
Investor Relations Manager Europe
Tel:  +33 (0)4 50-40-24-30
E-mail:  benoit.de-leusse@st.com

Investor Relations USA:
Stan March
Director of Investor Relations, USA
Tel:  +1.212.821.8959
Fax:  +1.212.821.8923

Media Relations USA:
Michael Markowitz
Director of US Media Relations
Tel:  +1.212.821.8959
Fax:  +1.212.821.8922



The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in France. The Common Shares and the Notes may not be offered or sold in France except to qualified investors acting for their own account, as those qualified investors are defined in Article L. 411-2 of the Code monetaire et financier and Decree No. 98-880 dated 1 October 1998.

Neither the Common Shares of the Company offered by STMicroelectronics Holding II B.V. nor the Notes have been, are or will be offered in the Netherlands or elsewhere other than to persons who trade and invest in securities in the conduct of their profession or trade.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN ITALY. EACH OF THE MANAGERS HAS REPRESENTED THAT IT WILL NOT OFFER THE COMMON SHARES OR DISTRIBUTE DOCUMENTS RELATING TO THIS OFFER IN ITALY EXCEPT TO PROFESSIONAL INVESTORS (OPERATORI QUALIFICATI), AS DEFINED IN ARTICLE 31, SECOND PARAGRAPH OF CONSOB REGULATION NO. 11522 OF 1 JULY, 1998. THE NOTES SHALL NOT BE OFFERED TO INVESTORS IN ITALY.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2001                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer